UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File No. 1-16247
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Index
December 31, 2008 and 2007

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits As of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2008	3

Notes to Financial Statements December 31, 2008 and 2007	4-9

Supplemental Schedule

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) At December 31, 2008
EX-23

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Flowers Foods, Inc. 401(k) Retirement Savings Plan
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 5, 2009

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Net Assets Available For Benefits
As of December 31, 2008 and 2007

	December 31,
	2008	2007
Assets
Investments, at fair value
Mutual funds	$72,168,174	$96,769,456
Flowers Foods, Inc. common stock	27,045,083	25,776,721
Collective investment trusts	23,864,807	22,564,821
Notes receivable from participants	7,326,905	6,162,482

	130,404,969	151,273,480

Cash	6,096	9,438

Contribution receivables
Employer	—	229,803
Participants	—	170,057

	—	399,860

Net assets available for benefits, at fair value	130,411,065	151,682,778
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	1,364,180	(318,020)

Net assets available for benefits	$131,775,245	$151,364,758

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2008

Additions to net assets attributed to
Investment income:
Interest	$606,780
Dividends	6,373,636

6,980,416

Contributions:
Employer	14,012,767
Participants	11,431,456
Rollovers	405,973

Total additions	32,830,612

Deductions from net assets attributed to
Net depreciation in fair value of investments	(41,751,630)
Benefit payments	(10,613,058)
Administrative expenses	(55,437)

Total deductions	(52,420,125)

Net decrease in net assets	(19,589,513)
Net assets available for benefits at beginning of year	151,364,758

Net assets available for benefits at end of year	$131,775,245

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Mercer Trust is the trustee and custodian of the Plan.

Eligibility for Participation

Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period from the date of hire. Thirty days following the completion of the 90-day waiting period, employees are automatically enrolled in the Plan with a 3% employee deduction. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute at a different percentage they can change the initial automatic contribution percentage. These changes can be made before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date. A basic contribution is made by the Company whether or not the emloyee makes employee contributions to the Plan.

Contributions

Allowable employee contributions are 100% of the participant’s available pay, up to the IRS maximum amounts. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company provides matching contributions which generally are equal to 50% of the participant’s elective contributions, limited to contributions on 6% of pay, and provides basic contributions for eligible employees of the Company as described within the Plan documents.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on each participant’s account balance.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the Company match on elective contributions is three years of service. Basic contributions made by the Company for all eligible employees vest after three years of service. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans, which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Administrative fees charged by the trustee relating to participant loans and distributions to terminated participants are paid by the affected participants and are presented as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Interest income is recorded when earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

	December 31,
	2008	2007
Flowers Foods, Inc. common stock 1,110,225 and 1,101,099 shares, respectively	$27,045,083	$25,776,721
Dodge & Cox Stock Fund 285,435 and 286,610 shares, respectively	21,227,803	37,138,023
Putnam Stable Value Fund, at contract value, 21,073,600 and 16,086,865 shares, respectively	21,073,600	16,086,865
Pimco Total Return Fund 1,906,094 and 1,577,978 shares, respectively	19,327,796	16,868,587
Wells Fargo Advantage Endeavor Select Fund 2,358,266 and 2,061,766 shares, respectively	14,786,329	24,225,868
American Europacific Growth Fund 241,935 and 195,681 shares, respectively	6,776,607	9,954,269
Net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2008 was as follows:

Flowers Foods, Inc. common stock	$1,088,070
Collective investment trusts	(2,317,968)
Mutual funds	(40,889,163)
Participant loans	367,431

Total	$(41,751,630)

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

4.	Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (SFAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Input to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy of SFAS 157:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy table above.

Flowers Foods, Inc. common stock — The fair value of the common stock is valued at the closing price reported on the active market on which the security is traded and is classified within Level 1 in the fair value hierarchy table above.

Collective investment trusts — The investments include a Stable Value Fund and an index fund. The Plan’s interests in these trusts are valued based on the net asset values reported by the trustee of the funds. Fair values for the underlying assets of the index fund were based on either quoted prices in active markets or observable inputs or quotations from inactive markets. Fair values for the underlying assets of the Stable Value Fund were based on quoted prices in active markets or observable inputs used to value certain securities and contracts. The Plan’s interest in the trusts are categorized as Level 2 in the fair value hierarchy table above.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

Notes receivable from participants — The notes receivable fair values were computed using a present value model based on the discount rate adjustment technique. The cash flows for the notes receivable are known and the interest rate at December 31, 2008 was observed in the market and is the Wall Street Journal prime plus two percent. The notes receivable are included in Level 2 in the fair value hierarchy table above.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy:

	Fair Value Measurements at
	December 31, 2008 Using
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$72,168,174	$—	$—	$72,168,174
Flowers Foods, Inc. common stock	27,045,083	—	—	27,045,083
Collective investment trusts	—	23,864,807	—	23,864,807
Notes receivable from participants	—	7,326,905	—	7,326,905

Total investments at fair value	$99,213,257	$31,191,712	$—	$130,404,969

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Mercer Trust, an affiliate of Putnam, and shares of Flowers Foods, Inc. common stock. At December 31, 2008 and 2007, the Plan held 1,110,225 shares and 1,101,099 shares of Flowers Foods, Inc. common stock with a market value of $27,045,083 and $25,776,721, respectively. Mercer Trust is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2008 and 2007

6.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

7.	Forfeitures

At December 31 2008 and 2007, forfeited nonvested accounts totaled $61,031 and $61,108, respectively. These accounts will be used to reduce future employer contributions. Also, during 2008 and 2007 employer contributions were reduced by $558,641 and $1,051,815, respectively, from forfeited nonvested accounts.

8.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 2, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008 EIN No. 58-2582379 / Plan Number 004

			(d) Cost
(a) Party in Interest	(b) Identity of Issue	(c) Description of Investment	**	(e) Current Value

*	Putnam Stable Value Fund	Collective investment trust at contract value; 21,073,600 shares		$21,073,600

*	S & P 500 Index Fund	Collective investment trust; 168,850 shares		4,155,387

				25,228,987

	Dodge & Cox Stock Fund	Mutual Fund; 285,435 shares		21,227,803

	Pimco Total Return Fund	Mutual Fund; 1,906,094 shares		19,327,796

	Wells Fargo Advantage Endeavor Select Fund	Mutual Fund; 2,358,266 shares		14,786,329

	American Europacific Growth Fund	Mutual Fund; 241,935 shares		6,776,607

*	The George Putnam Fund of Boston	Mutual Fund; 709,202 shares		6,411,184

	Columbia Acorn Fund	Mutual Fund; 170,752 shares		3,024,020

*	Putnam Retirementready 2015 Fund	Mutual Fund; 5,501 shares		215,858

*	Putnam Retirementready 2020 Fund	Mutual Fund; 2,483 shares		90,320

*	Putnam Retirementready 2035 Fund	Mutual Fund; 2,362 shares		81,852

*	Putnam Retirementready 2010 Fund	Mutual Fund; 2,121 shares		78,867

*	Putnam Retirementready 2030 Fund	Mutual Fund; 1,957 shares		66,601

*	Putnam Retirementready 2050 Fund Class A	Mutual Fund; 653 shares		20,466

*	Putnam Retirementready 2040 Fund	Mutual Fund; 493 shares		17,564

*	Putnam Retirementready 2025 Fund	Mutual Fund; 469 shares		17,288

*	Putnam Retirementready 2045 Fund	Mutual Fund; 392 shares		13,342

*	Putnam Retirementready Maturity	Mutual Fund; 319 shares		12,277
				72,168,174

*	Flowers Foods, Inc.	Common Stock; 1,110,225 shares		27,045,083

		Notes, with interest
		rates between 6.00% and 11.50%; maturity
*	Notes receivable from participants	ranges from January 2009 to October 2022		7,251,366

				$131,693,610

*	Parties-in-Interest

**	Cost information not required for participant-directed accounts

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
Date: June 5, 2009	By:	/s/ Donald A. Thriffiley, Jr.
Donald A. Thriffiley, Jr.
Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan
Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP